UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Research Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

637372103
(CUSIP Number)

December 1, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☒                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637372103

1		NAME OF REPORTING PERSONS Jeffery T. Peetz (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 283,650
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 283,650
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,650
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Jeffery T. Peetz is Special Holdings Direction Adviser under the (1) Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009; (2) Trust created under the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010; and (3) Trust created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010.

(2)	This percentage is calculated based on 6,666,574 shares outstanding, as publicly reported by the issuer.

CUSIP No. 637372103

1		NAME OF REPORTING PERSONS Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 283,650
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 283,650
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,650
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based on 6,666,574 shares outstanding, as publicly reported by the issuer.

CUSIP No. 637372103

1		NAME OF REPORTING PERSONS Trust created under the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 637372103

1		NAME OF REPORTING PERSONS Trust created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 637372103

This Schedule 13G Amendment is filed to combine and amend the following Schedule 13G filings:

•
Schedule 13G filed on April 7, 2009 on behalf of Jeffery T. Peetz, as Special Holdings Direction Adviser under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009 and the Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009.

•
Schedule 13G was filed on February 23, 2010 on behalf of Jeffery T. Peetz, as Special Holdings Direction Adviser under the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010 and the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010.

•
Schedule 13G was filed on February 23, 2010 on behalf of Jeffery T. Peetz, as Special Holdings Direction Adviser under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010 and the Trust created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010.

Item 1(a).	Name of Issuer:

National Research Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1245 “Q” Street
Lincoln, Nebraska 68508

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are  (i) Jeffery T. Peetz (the “Adviser”); (ii) the Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009 (the “Michael D. Hays 2009 GRAT”); (iii) the Trust created under the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010 (the “Michael D. Hays 2010 GRAT”); and (iv) the Trust created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010 (the “Karen S. Hays 2010 GRAT”) (the Michael D. Hays 2009 GRAT, the Michael D. Hays 2010 GRAT and the Karen S. Hays 2010 GRAT are collectively referred to as the “GRATs”).  Jeffery T. Peetz is Special Holdings Direction Adviser under each of the GRATs.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of the Adviser is Woods & Aitken LLP, 301 South 13th Street, Suite 500, Lincoln, NE68508. The business address of the GRATs is 1245 “Q” Street, Lincoln, Nebraska 68508

Item 2(c).	Citizenship:

The Adviser is a United States citizen. The GRATs are governed by the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

637372103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

The Adviser:

(a)	Amount Beneficially Owned (as of December 1, 2010): 283,650(1)
(b)	Percent of Class: 4.3%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 283,650
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 283,650
(iv)	shared power to dispose or to direct the disposition of: 0

_________________
(1)	Includes the shares held in the GRATs.

CUSIP No. 637372103

The Michael D. Hays 2009 GRAT:

(a)	Amount Beneficially Owned (as of December 1, 2010): 283,650
(b)	Percent of Class: 4.3%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 283,650
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 283,650
(iv)	shared power to dispose or to direct the disposition of: 0

The Michael D. Hays 2010 GRAT:

(a)	Amount Beneficially Owned (as of December 1, 2010): 0
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

The Karen S. Hays 2010 GRAT:

(a)	Amount Beneficially Owned (as of December 1, 2010): 0
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2010

/s/ Jeffery T. Peetz
Jeffery T. Peetz

THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2010 TWO-YEAR GRAT AGREEMENT DATED FEBRUARY 8, 2010

By:       /s/ Jeffery T. Peetz
Jeffery T. Peetz, Special Holdings Direction Adviser

THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2010 TWO-YEAR GRAT AGREEMENT DATED FEBRUARY 8, 2010

By:       /s/ Jeffery T. Peetz
Jeffery T. Peetz, Special Holdings Direction Adviser

THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2010 TWO-YEAR GRAT AGREEMENT DATED FEBRUARY 8, 2010

By:       /s/ Jeffery T. Peetz
Jeffery T. Peetz, Special Holdings Direction Adviser

CUSIP No. 637372103

EXHIBIT 1

AGREEMENT dated as of December 10, 2010, by and among (i) Jeffery T. Peetz (the “Adviser”); (ii) the Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009 (the “Michael D. Hays 2009 GRAT”); (iii) the Trust created under the Michael D. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010 (the “Michael D. Hays 2010 GRAT”); and (iv) the Trust created under the Karen S. Hays 2010 Two-Year GRAT Agreement dated February 8, 2010 (the “Karen S. Hays 2010 GRAT”).

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

The Adviser, the Michael D. Hays 2009 GRAT, the Michael D. Hays 2010 GRAT and the Karen S. Hays 2010 GRAT, hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of National Research Corporation, and hereby further agree that said Statement shall be filed on behalf of the Adviser, the Michael D. Hays 2009 GRAT, the Michael D. Hays 2010 GRAT and the Karen S. Hays 2010 GRAT.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of National Research Corporation.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

/s/ Jeffery T. Peetz
Jeffery T. Peetz

THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2010 TWO-YEAR GRAT AGREEMENT DATED FEBRUARY 8, 2010

By:       /s/ Jeffery T. Peetz
Jeffery T. Peetz, Special Holdings Direction Adviser

THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2010 TWO-YEAR GRAT AGREEMENT DATED FEBRUARY 8, 2010

By:       /s/ Jeffery T. Peetz
Jeffery T. Peetz, Special Holdings Direction Adviser

THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2010 TWO-YEAR GRAT AGREEMENT DATED FEBRUARY 8, 2010

By:       /s/ Jeffery T. Peetz
Jeffery T. Peetz, Special Holdings Direction Adviser